ESPANITA TEQUILA COMPANY, LLC

Super-premium 100% Blue Agave tequila with 23 Gold and Platinum Medals.



espanita-tequila.com   Cheyenne, WY   [f] [○]   Famous Founder   Alcohol & Vice   E-commerce   Retail

Highlights

(1)   23 Gold, Triple Gold, and Platinum Medals and "Tequila of the Year" 2021 award-winner.

(2)   Distributed in 22 States.

(3)   Sold in a large number of independent retail accounts and liquor chains.

(4)   Launched Signature Infusion collection of naturally flavored tequila.

(5)   Launched Barrel Reserve collection of aged tequilas.

(6)   Featured in Forbes, Chilled, Tasting Panel, Vinepair, Rachel Ray TV show and in Bartender Magazine.

Our Team



Marina Wilson   Founder and President

Responsible for day-to-day operations of the Company, Marina worked in distilled spirits industry since 2006. She is also President of Double Eagle Imports, a company specializing in marketing and sales of craft spirits.

The idea of launching Espanita developed organically, through our team's 32 years of experience in spirits industry. We believe that Espanita has potential for high growth and can potentially become a target for a Merger or Acquisition that could provide our investors with an attractive exit option.



Patrick Wilson   Chief Operations Officer

Patrick manages sales support for Espanita Tequila. Leveraging his leadership skills and tenured industry experience, Patrick's focus is on delivering the most efficient, cost-effective and seamless operations in all states of distribution.



Juan del Busto   Head of Advisory Board

Juan is heading a non-fiduciary Advisory Board providing the Company with recommendations based on his life long career as a regional executive of the Federal Reserve Bank.

Affordable Luxury Without Compromise

Espanita Tequila Company, LLC was formed in 2020 as a dedicated marketing and sales support organization tasked with spearheading all brand development opportunities for Espanita Tequila, a super-premium award-winning tequila brand. The Company derives its income from marketing fees and interest revenue obtained from the related party, Double Eagle Imports Ltd, and is not engaged in manufacturing of tequila or its sales to licensed wholesalers and does not maintain an inventory of tequila. Espanita® is 100% Blue Agave super-premium tequila. Espanita® is a registered trademark. Product line is currently comprised of eight SKUs positioned in the fastest growing high-end premium and super-premium tequila segments Espanita Tequila Blanco, Espanita Tequila Reposado, Espanita Tequila Anejo, Espanita Lime, Espanita Grapefruit, Espanita Pineapple, Espanita Double Barrel Reposado Tequila, Espanita Double Barrel Anejo Tequila.

With ratings of 92 to 97 points and with 23 Gold, Triple Gold and Platinum medals and numerous awards, Espanita Tequila is one of the highest rated tequilas on the market today.

Among brand's key accomplishments to date are:

(1) Distribution footprint: Espanita is sold in 22 States, where it is sold by numerous independent retail accounts and in many regional premier retail accounts and liquor chains.

(2) Featured in Chilled Magazine, Tasting Panel Magazine, Cigar & Spirits Magazine, Beverage Trade Media, Vinepair, Bartender Magazine, The Spirits Business Magazine, The Global Drinks Intel and other leading trade publications.

(3) Launched Barrel Reserve Collection of aged tequila. The collection showcases innovative aging techniques and experimentation with different types of cask finish. It is currently comprised of a 97-point rated Double Barrel Espanita Reposado tequila and Double Barrel Anejo tequila that are first matured in American Oak barrels and then finished in Bourbon casks sourced from Kentucky.

(4) Launched Signature Infusions collection of flavored tequila: Espanita Lime, Espanita Pineapple and Espanita Grapefruit.

Espanita Tequila was developed by Marina Wilson, a Founder of Espanita Tequila Company. Leveraging on her 15+ years industry experience as a President of Double Eagle Imports Ltd, federally licensed importer of distilled spirits, she designed the concept of Espanita's eye-catching presentation and spearheaded the development of its award-winning flavor profile. The production of Espanita Tequila is outsourced to Impulsora Rombo S.A de C.V., Mexican independent tequila distillery. As a licensed importer, Double Eagle Imports Ltd provides the Company with importation services, sales to the licensed distributors and other functions subject to federal and state liquor law compliance, for which the importer receives a fee. The Company also provides the Importer with funding for its operations, for which the Company obtains interest revenue. IP assets of Espanita®, including brand's registered US Trademark, trade secrets, know-hows and copyrights, are held by Wyoming limited liability company, Spirited Ventures I, LLC that is protecting Espanita's IP assets from potential infringement. Spirited Ventures I, LLC serves as a Managing Member of Espanita Tequila Company, LLC. If the brand's IP assets are sold by our Managing Member, unit holders of Espanita Tequila Company will be issued capital interests in Spirited Ventures I, LLC , allowing for participation in net proceeds from the brand sale as described in our Subscription Agreement.

Our strategic objectives and marketing plans.

The Company's ultimate goal is to develop Espanita Tequila in an attractive potential acquisition target for a major liquor conglomerate within the next 3 to 5 years of operations. While the successful M&A transaction cannot be guaranteed, the Company intends to work in this direction by attempting to execute on the following objectives:

(1) Create a widespread brand awareness for Espanita Tequila in the US and key international markets through initiatives including advertising campaigns, retail activations, social media marketing and consumer engagements.

(2) Continue supporting sales efforts of the brand's licensed wholesalers by developing brand promotions and incentives.

(4) Develop and maintain brand reputation of Espanita Tequila as craft tequila of excellent quality, innovation and craftsmanship and protect its IP assets from potential dilution or infringement.

Summary

The Company believes that super-premium craft tequilas have good growth potential, backed by the high demand for premium spirits and key consumption trends. While successful brand acquisition or a merger with a large liquor corporation can not be guaranteed, the management is striving to develop the brand into an attractive target for potential acquisition. Designed with a motto "Affordable Luxury Without Compromise", Espanita Tequila offers consumers delicious agave-forward artisanal tequila presented in an upscale package, the high quality of both reaffirmed by multiple Gold medals, awards and accolades.